Exhibit 12.1

LAWSON SOFTWARE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended May 31,
(in thousands, except ratios)	2010	2009	2008	2007		2006
Fixed Charges:
Interest expense on indebtedness(1)	$16,238	$15,625	$15,976	$5,031		$53
Rent interest factor(2)	9,689	9,671	10,467	8,994		5,454

Total fixed charges	$25,927	$25,296	$26,443	$14,025		$5,507

Earnings:
Income (loss) before provision for income taxes(1)	$40,636	$35,922	$37,733	$(7,434)		$27,667
Fixed charges	25,927	25,296	26,443	14,025		5,507

Total earnings	$66,563	$61,218	$64,176	$6,591		$33,174

Ratio	2.57	2.42	2.43	0.47	(3)	6.02

(1)
Fiscal 2007 - 2009 are adjusted for the impact of our adoption of the FASB guidance on accounting for convertible debt securities.

(2)
Approximately 1/3 of the rent expense is deemed representative of the interest factor.

(3)
Our ratio of earnings to fixed charges was below a one-to-one coverage by $7.4 million due to our net loss recorded in fiscal 2007.